Fidelity (logo) Investments®	\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	FMR LLC 82 Devonshire Street Boston MA 02109-3614 617 563 7000

January 5, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	APP WD: Withdrawal of Fidelity Investments Life Insurance Company, et al.
Application pursuant to Sections 26(c)
File No. (812-13675)

Dear Sally Samuel:

Fidelity Investments Life Insurance Company, Fidelity Investments Variable Annuity Account I, Fidelity Investments Variable Life Account I, Empire Fidelity Investments Life Insurance Company, and Empire Fidelity Investments Variable Annuity Account A filed an application on July 21, 2009 for a substitution order under Section 26(c) of the Investment Company Act of 1940 as amended. The application for substitution provided for the liquidation of Fidelity Strategic Advisers Small Cap Portfolio and Fidelity Strategic Advisers Mid Cap Value Portfolio, and for the reinvestment of contract holders' assets in the stated funds into the corresponding class of the Fidelity VIP Money Market Portfolio.

On October 13, 2009 shareholders voted and approved to liquidate Fidelity Strategic Advisers Small Cap Portfolio and Fidelity Strategic Advisers Mid Cap Value Portfolio pursuant to a plan of liquidation and dissolution. Therefore by this letter, we respectfully request that the filing be withdrawn and that the Commission take no further action regarding the filing.

Please contact the undersigned at (617) 563-7326 in connection with any questions regarding this filing.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Very truly yours,

/s/Edward M. Shea
Edward M. Shea Secretary